Exhibit 99.3

Theratechnologies Announces Financial Results for Third Quarter of 2013

Montreal, Canada – October 10, 2013 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) today announced its financial results for the third quarter ended August 31, 2013.

Third quarter financial highlights

•	Revenues of $2,177,000
•	Royalties of $928,000
•	$3,679,000 in expenses for selling & market development, general & administrative and R&D
•	Net loss of $1,935,000
•	$13,740,000 in liquidities available at quarter-end

“The first nine months have brought their share of challenges including the manufacturing issue that is currently being dealt with. Fortunately, our rigorous handling of expenses has allowed us to maintain liquidities during the last quarter to 13.7 million dollars. While keeping our overriding strategy of focusing on EGRIFTATM, our short-term goal is to resume shipment of EGRIFTATM to the U.S. market by mid-December 2013,” said Luc Tanguay, President and Chief Executive Officer of Theratechnologies.

Third Quarter Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the period ended August 31, 2013, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A for the third quarter ended August 31, 2013, and the unaudited consolidated financial statements can be found at www.theratech.com, www.sedar.com and www.sec.gov. Unless specified otherwise, all amounts in this press release are in Canadian dollars. As used herein, EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark.

Our revenues are mainly royalties received from EMD Serono on EGRIFTATM sales to U.S. customers, sales of EGRIFTATM to EMD Serono for re-sale and the amortization of the initial payment received upon the closing of the agreement with EMD Serono. Consolidated revenue for the three- and nine-month periods ended August 31, 2013 amounted to $2,177,000 and $6,307,000 compared to $3,822,000 and $9,668,000 in the comparable periods of fiscal 2012.

Revenue generated from the sale of goods in the three- and nine-month periods ended August 31, 2013 was $786,000 and $2,233,000 compared to $1,725,000 and $3,860,000 in the comparable periods of fiscal 2012. The decline in sales is principally due to inventory reductions by EMD Serono. Other factors contributing to the decline were the manufacturing problems and a lower transfer price than in the prior-year periods. The transfer price for EGRIFTATM in 2013 is lower as a result of cost savings tied to the single-vial presentation introduced in October 2012. The percentage markup that we are entitled to under the terms of our agreement with EMD Serono remains unchanged.

Royalties in the three-month period ended August 31, 2013 were $928,000, up from the $872,000 earned in the previous quarter but lower than the $1,027,000 recorded in the comparable quarter of 2012. Royalties in the nine-month period ended August 31, 2013 were $2,684,000 compared to $2,599,000 in 2012. The reported royalties in the fiscal 2013 periods include the actual royalties earned from December 1, 2012 until June 30, 2013 and an estimate of the royalties earned in July and August of 2013. In the fiscal 2012 periods, the reported royalties included the actual royalties earned from October 1, 2011 until June 30, 2012.

Revenue related to the amortization of the initial payment received upon the closing of the EMD Serono Agreement was $463,000 and $1,390,000 for the three- and nine-month periods ended August 31, 2013, compared to $1,070,000 and $3,209,000 in the comparable periods of fiscal 2012. The lower amortization amounts in fiscal 2013 reflect an extension made to the service period attributed to the initial payment in order to allow sufficient time for work that has yet to be completed.

For the three- and nine-month periods ended August 31, 2013, the cost of sales of EGRIFTATM amounted to $823,000 and $2,556,000 compared to $1,704,000 and $3,733,000 in the comparable periods of 2012. Cost of sales includes the cost attributed to goods sold in the period as well as other costs related to the manufacture and supply of EGRIFTATM. In 2013, these other costs include: the costs related to implementing manufacturing corrective measures required by the Brazilian regulatory authorities, a loss of $376,000 which occurred during the conversion of raw materials into finished goods in January 2013 as well as some of the costs associated with our actions to remedy the production issues and resume production. Variations in gross margins are expected to continue due to the absorption of indirect manufacturing costs. Cost of sales is detailed in note 5 “cost of sales” of our unaudited consolidated financial statements for the three- and nine-month periods ended August 31, 2013 and 2012.

Research and development, or R&D, expenses, net of tax credits, for the three- and nine-month periods ended August 31, 2013 were $2,578,000 and $5,824,000 compared to $1,724,000 and $4,447,000 in the comparable periods of 2012. The increased R&D expenses in 2013 include approximately $1,500,000 of costs aimed at improving the consistency of the lyophilization cycle which was part of the manufacturing problems encountered in 2013. A substantial portion of these costs is attributable to the consumption of existing raw material inventories, which did not have an impact on the Company’s short-term liquidity position. Other R&D expenses in 2013 include our share of the costs of the two Phase 4 clinical trials, and expenses associated with pursuing regulatory approvals. In 2012, R&D activities included developing a new formulation of EGRIFTATM, the preclinical development of TH1173 as well as the pursuit of regulatory approvals.

Selling and market development expenses for the three- and nine-month periods ended August 31, 2013 amounted to $59,000 and $190,000 compared to $219,000 and $736,000 in the comparable periods of 2012. Our selling and market development expenses activities are now principally the costs associated with managing relationships with commercial partners.

General and administrative expenses for the three- and nine-month periods ended August 31, 2013 amounted to $741,000 and $2,614,000 compared to $1,068,000 and $4,906,000 in the comparable periods of 2012. The expenses are considerably lower in 2013, reflecting the benefits of restructuring.

Finance income for the three- and nine-month periods ended August 31, 2013 was $107,000 and $433,000 compared to $180,000 and $698,000 in the comparable periods of 2012. Interest revenues in 2013 were lower than 2012 due to the gradual decline in the portfolio size as investments are liquidated to fund operations.

Taking into account the revenues and expenses described above, the net losses for the three- and nine-month periods ended August 31, 2013 were $1,935,000 and $1,457,000. These results compare to net losses of $698,000 and $9,599,000 in the comparable periods of 2012. On a per share basis, the net loss for both the three- and nine-month periods ended August 31, 2013 was $0.03 and $0.02 compared to net losses of $0.01 and $0.16 in the comparable periods of 2012.

As at August 31, 2013, liquidities, which include cash and bonds, amounted to $13,734,000 and tax credits and grants receivable amounted to $6,000, for a total of $13,740,000 compared to $13,726,000 at May 31, 2013 and $20,924,000 at November 30, 2012.

Cash flows generated from operating activities for the three-month period ended August 31, 2013 amounted to $615,000 compared to $491,000 in the comparable period of 2012. In the nine months ended August 31, 2013, cash flows used in operating activities were $6,340,000 (including the one-time fee of $1,800,000 paid in respect to the lease amendment agreement) compared to $11,878,000 in the comparable period of 2012.

Subsequent events

In September and October 2013, raw material losses, worth approximately $550,000, were incurred during handling procedures which are part of the manufacturing process of EGRIFTATM. The Company is analyzing the responsibility in regards to those events.

Conference Call Details

A conference call will be held today at 8:30 a.m. (ET) to discuss the results. The call will be hosted by Luc Tanguay, President and Chief Executive Officer. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-800-381-7839 (North America) or 1-416-981-9000 (International). The conference call will also be accessible via webcast at www.theratech.com. Audio replay of the conference call will be available until October 24, 2013, by dialling 1-800-558-5253 (North America) or 1-416-626-4100 (International) and by entering the playback code 21674380.

About Theratechnologies

Theratechnologies (TSX: TH) is a biopharmaceutical company that specializes in innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s belief and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding: the regulatory approval of EGRIFTATM in various territories outside of the United States, including Mexico and Brazil, our capacity to re-file a marketing authorization application in Europe or in certain European countries for EGRIFTATM and our capacity to deliver EGRIFTATM in the U.S. market.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: EGRIFTATM will receive approvals in various territories outside of the United States, including Mexico and Brazil, no additional clinical studies will be required by regulatory authorities outside of the United States to obtain these regulatory approvals, EGRIFTATM will be accepted by the marketplace in territories outside of the United States and will be on the list of reimbursed drugs by third-party payors in these territories, the relationships with our commercial partners and third-party suppliers will be conflict-free, the prescription base in the United States for EGRIFTATM will continue to grow, there will exist a reasonable likelihood of success that EGRIFTATM will be approved in Europe or in certain European countries leading us to re-file a marketing authorization application and new batches of EGRIFTATM will be available for resale in the United States by mid-December 2013.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, but are not limited to, the following: the risk that EGRIFTATM is not approved in all or some of the territories where our commercial partners have filed and intend to file marketing authorization applications, including Mexico and Brazil, the risk that the royalties generated from sales of EGRIFTATM in the United States decrease, the risk that conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTATM, the risk that we are unable to manufacture batches of EGRIFTATM available for resale in the United States by mid-December 2013 leading to a drug-shortage period longer than that previously disclosed, the risk that EGRIFTATM is withdrawn from the market as a result of defects or recalls, the risk that, even if approved in territories outside of the United States, EGRIFTATM is not accepted in these marketplaces or is not on the list of reimbursed drugs by third-party payors and the risk that unexpected events occur resulting in unplanned material expenses.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 26, 2013 available at www.sedar.com, www.sec.gov and www.theratech.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Denis Boucher

NATIONAL Public Relations

Phone: 514-843-2393

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